ALTISOURCE RESIDENTIAL CORPORATION
ARTICLES SUPPLEMENTARY
CLASS B COMMON STOCK
$0.01 par value per share

Altisource Residential Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Pursuant to the authority expressly vested in the board of directors of the Corporation (the “Board of Directors”) by paragraphs 6.2 and 6.4 of Article VI of the Articles of Amendment and Restatement of the Corporation, dated November 30, 2012 (the “Charter”), and by section 2-208 of the Maryland General Corporation Law, the Board of Directors has duly reclassified and designated all 100,000,000 authorized but unissued Class A Common Stock (as defined in the Charter) of the Corporation as Class B Common Stock, $0.01 par value per share, of the Corporation, which, with the 100,000,000 Class B Common Stock that were previously classified and designated in the Charter, will increase the number of Class B Common Stock to 200,000,000 shares of Class B Common Stock, $0.01 par value (the “Class B Common Stock”).

SECOND: The preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of the Class B Common Stock are as follows, which upon any restatement of the Charter shall be made part of the Article VI of the Charter, with any necessary or appropriate changes to the enumeration or lettering of sections or subsections hereof. Capitalized terms used in this ARTICLE SECOND which are defined in the Charter and not otherwise defined herein are used herein as so defined in the Charter.
Section 1. Common Stock. Subject to the provisions of Article VII and except as may otherwise be specified in the terms of any class or series of Common Stock, each share of Common Stock shall entitle the holder thereof to one vote. The holders of shares of Class B Common Stock shall vote together as a single class. The Board of Directors may reclassify any unissued shares of Common Stock from time to time, into one or more classes or series of stock. The dividends paid to the holders of the shares of Common Stock will be subject to the rights of any class or series of Preferred Stock.
No distributions on the shares of Common Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law. Any distribution payment made on the shares of Common Stock shall first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.
THIRD: The Class A Common Shares have been reclassified and redesignated by the Board of Directors as Class B Common Shares under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law and by the Charter.

FIFTH: The undersigned acknowledges these Articles Supplementary to be the act of the Corporation, and affirms, under the penalties of perjury, that to the best of the undersigned's knowledge, information, and belief, the matters and facts stated in these Articles are true in all material respects.

[Signatures Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf on this 4th day of April, 2013.

ATTEST:			ALTISOURCE RESIDENTIAL CORPORATION

By:	/s/ Stephen H. Gray	By:	/s/ William C. Erbey
	Stephen H. Gray, General Counsel and Secretary		William C. Erbey, Chairman of the Board